UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Gander Mountain Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36471P 10 8

(CUSIP Number)

Lynn M. Anderson, Esq., Assistant Secretary

Holiday Stationstores, Inc.

Bloomington, Minnesota 55437

Telephone: (952) 830-8087

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36471P 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Charles E. Pihl

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,191

	8.	Shared Voting Power 6,855,609

	9.	Sole Dispositive Power 26,191

	10.	Shared Dispositive Power 6,855,609

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,881,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.6% based on 24,072,494 shares outstanding

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Gander Mountain Company (the “Company”).  The principal executive offices of the Company are at 180 East Fifth Street, Suite 1300, Saint Paul, Minnesota 55101.

Item 2.	Identity and Background

(a)                                           Charles E. Pihl

(b)                                          Mr. Pihl’s business address is 4567 American Boulevard West, Minneapolis, Minnesota 55437.

(c)                                           Mr. Pihl’s present principal occupation is as an Executive Officer with Holiday Diversified Services, Inc., located at 4567 American Boulevard West, Minneapolis, Minnesota 55437.

(d)                                          No such convictions.

(e)                                           Not a party to any such proceedings.

(f)                                             United States.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the transactions reported herein, and as previously reported, Mr. Pihl was the economic owner of 21,746 shares of the Company’s Common Stock.  Mr. Pihl serves as the trustee and is the beneficiary of a trust that holds an aggregate of 4,445 shares of the Company’s Common Stock.  As a result of Mr. Pihl’s service on the Board of Directors of HSI and ownership interest in HSI, Mr. Pihl may have been deemed to possess beneficial ownership of the 5,852,812 shares of Common Stock held by HSI prior to the transactions reported herein.  Mr. Pihl disclaims beneficial ownership of the shares of Common Stock held by HSI (including those held as a result of the transactions reported herein) except to the extent of his pecuniary interest in such shares.

On December 6, 2007, HSI entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which it agreed to purchase 1,002,797 shares of the Company’s Common Stock (the “Shares”) for an aggregate purchase price of $5,916,502.30, or $5.90 per share (the “Stock Purchase”).  The closing market value per share of the Company’s Common Stock on December 5, 2007, was $4.70.

The purchase price for the Shares was paid from HSI’s working capital.  The closing and funding of the purchase and issuance of the Shares occurred on December 6, 2007.  A copy of the Stock Purchase Agreement was filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K dated December 7, 2007, and is incorporated by reference into this Item 3.

The Company provided certain registration rights to HSI under the Stock Purchase Agreement.  Under the Stock Purchase Agreement, the Company agreed to file a shelf registration statement for resales of the Shares within 365 days of the closing date of the Stock Purchase.  The Company is further obligated to use its best efforts to cause the shelf registration statement to become effective under the Securities Act of 1933 within 420 days after the closing date of the Stock Purchase (480 days in the event of a full review of the shelf registration statement by the Securities and Exchange Commission).

In addition to the registration rights granted under the Stock Purchase Agreement, the Company is a party to that certain Registration Rights Agreement among the Company and the shareholders listed in the schedule thereto (including the reporting person) dated March 11, 2004, as amended (the “Registration Rights Agreement”).  The Registration Rights Agreement is incorporated herein by reference to Exhibit 10.22 of the Company’s most recent Form 10-K, filed on April 19, 2007.

Item 4.	Purpose of Transaction

The purpose of the Stock Purchase was to provide a significant portion of the funding required by the Company in connection with the Company’s acquisition of all the outstanding equity securities of Overton’s Holding Company as more fully described in the Company’s Current Statement on Form 8-K dated December 7, 2007.

The acquisition of the Shares by HSI was undertaken for general investment purposes.  Mr. Pihl has no plans nor proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.  This Schedule 13D is being filed because Mr. Pihl is not eligible to file Schedule 13G due to Mr. Pihl’s beneficial acquisition, through HSI, of more than 2.0% of the Company’s Common Stock within the previous 12 months.

Item 5.	Interest in Securities of the Issuer

(a)                                           Subject to the disclaimers in Item 2 of this Schedule 13D, Mr. Pihl will beneficially own 6,881,800 shares, or 28.6%, of the Common Stock of the Company as a result of the transactions reported herein.  The Company is believed to have 24,072,494 shares of Common Stock outstanding.

(b)                                          Subject to the disclaimers in Item 2 of this Schedule 13D, Mr. Pihl possesses the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of 26,191 shares of the Company’s Common Stock.  HSI possesses the sole power to vote and dispose of 6,855,609 of the shares of the Company’s Common Stock beneficially held by Mr. Pihl.  The shares held by HSI are deemed to be beneficially owned by Mr. Pihl due to his service on the Board of Directors of HSI, but are disclaimed except to the extent of Mr. Pihl’s pecuniary interest in such shares.

(c)                                           Except for the transaction described in Item 3 above, during the past 60 days there have been no transactions in shares of Common Stock of the Company by HSI or by HSI’s directors or executive officers.

(d)                                          HSI possesses the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities beneficially held by Mr. Pihl due to his service on the Board of Directors of HSI.  Mr. Pihl disclaims any beneficial ownership in such securities except to the extent of his pecuniary interest in such securities.

(e)                                          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Stock Purchase Agreement and the Registration Rights Agreement contain cross-indemnification provisions between the Company and the other parties thereto and usual and customary terms relating to participation in certain underwritten offerings.

As indicated in Item 3 above, any description herein of provisions of the Stock Purchase Agreement and the Registration Rights Agreement is qualified in its entirety by reference to the full text and terms of such agreement.

Item 7.	Material to Be Filed as Exhibits

The Stock Purchase Agreement, dated December 6, 2007, together with the exhibits, attachments and schedules thereto, is incorporated herein by reference to the Company’s Current Form 8-K filed on December 7, 2007.

The Registration Rights Agreement dated March 11, 2004, as amended, together with the exhibits, attachments and schedules thereto, is incorporated herein by reference to Exhibit 10.22 of the Company’s most recent Form 10-K, filed on April 19, 2007.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2007
Date
/s/ Charles E. Pihl
Signature
Charles E. Pihl
Name/Title

Attention:  Intentional misstatements or omissions of fact

constitute Federal Criminal violations (See 18 U.S.C. 1001)